Mail Stop 3561
							September 8, 2005


Mr. Emanuel Avner
Chief Financial Officer
Blue Square-Israel LTD.
2 Amal Street
Rosh Ha`ayin 48092, Israel

		RE:	Blue Square-Israel LTD.
			Form 20-F for Fiscal Year Ended December 31, 2004
			Filed June 30, 2005
			File No. 333-05024

Dear Mr. Avner:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects, page 31

Year Ended December 31, 2004 Compared with Year Ended December 31,
2003, page 33

1. Please revise to discuss in more detail the significant changes in the line items captioned "[f]inancial income (expenses), net" and "[o]ther expenses, net." For example, based on note 15.g. to the financial statements, it appears that financial expenses increased not only due to increased debt levels, but also due to changes in purchasing power gains and losses and changes in the value of marketable securities and short-term deposits. Also clarify how dividend payments made during the year impacted financial income (expenses), net. Moreover, with respect to significant other expense items, such as the NIS 63.9 charge in 2003 related to your employee agreement, we believe the nature of such charges should be discussed in detail in MD&A, including an explanation of why you believe the charge to be non-recurring in nature. Refer to Item 5.A. of Form 20-
F.

Year Ended December 31, 2003 Compared with Year Ended December 31,
2002, page 35

2. Please disclose how you calculate the change in comparable store sales from period to period, including how you treat stores that were closed, renovated, or relocated during the period.

Liquidity and Capital Resources, page 43

3. You state that your increase in cash generated by operations in fiscal 2004 was primarily the result of an advance payment of NIS 80 million made by credit card companies in fiscal 2004. Based on review of your statement of cash flows it also appears that your increase in cash generated by operations in fiscal 2004 was significantly impacted by your NIS 114 million increase in trade payables and other accounts payable. Please revise to disclose all working capital changes that materially affect your liquidity along with the reasons underlying the working capital changes.

4. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt and planned funding of your severance pay obligations. Since the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 5.F. of Form
20-F and footnote 46 to SEC Release No. 33-8350.

Item 15. Controls and Procedures, page 111

5. We note your disclosure that there can be no absolute assurance that your disclosure controls and procedures will detect or uncover all failures. Please either remove this disclosure, or revise your disclosure to clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Also revise your conclusion regarding effectiveness to reflect, if true, that the disclosure controls and procedures are effective at the reasonable assurance level. If your disclosure controls and procedures are not effective at the reasonable assurance level, please revise your disclosure to state this. Refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

6. Please revise your disclosures regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange
Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise revise accordingly.

Item 17. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2.  Significant Accounting Policies, page F-10

7. Please disclose your method of accounting for costs associated with store closures, as it appears that you have had a significant number of closures during the periods presented. Please ensure the disclosure addresses both the timing of recognition as well as the measurement of the related lease/contract termination costs and employee termination benefits. Also revise your United States GAAP disclosures, as applicable, to discuss and reconcile any differences between United States and Israeli GAAP in accounting for store closure costs.

8. Please disclose your method of accounting for joint advertising arrangements with your suppliers. Ensure the disclosure addresses both the timing of recognition and statements of operations classification of amounts received pursuant to these arrangements. Also revise your United States GAAP disclosures in Note 18, as applicable, to address any timing and/or classification differences between United States and Israeli GAAP with respect to your accounting for these arrangements. Refer to EITF 02-16.

9. Please disclose the terms of and how you account for your "Buy
&
Bonus" and "Mega" frequent-buyer incentive programs. Ensure the disclosure addresses both the timing of recognition and statements of operations classification of amounts paid pursuant to these arrangements. Also revise your United States GAAP disclosures in
Note 18, as applicable, to address any timing and/or classification differences between United States and Israeli GAAP with respect to your accounting for these arrangements. Refer to EITFs 00-22 and 01-
9, as applicable.

Note 2 (m). Revenue Recognition, page F-15

10. Please disclose your method of accounting for gift certificate sales and redemptions. Also revise your United States GAAP disclosures in Note 18, as applicable, to address any differences between United States and Israeli GAAP with respect to your recognition of revenues for gift certificates.

Note 3 (b).  Investee Companies - Proportionally Consolidated
Companies, page F-18

11. Please revise to also disclose the following amounts proportionally consolidated: net income and cash flows from operating, financing, and investing activities. Refer to Item
17(c)(2)(vii) of Form 20-F and Rule 1-02(bb) of Regulation S-X.

Note 15 (h). Other expenses, net, page F-38

12. Please clarify for us the terms of the employee agreement you discuss in footnote (3) to the table. Also clarify for us your accounting for this agreement under both Israeli and United States
GAAP.   Ensure we understand the basis for your accounting under
United States GAAP and why there is no difference in the accounting under United States versus Israeli GAAP.

Note 18. Effect of Material Difference Between Generally Accepted Accounting Principles in Israel and in the U.S.A., page F-41

Note 18 (a) (12). Classification of Certain Expenses, page F-44

13. Given the significance of the classification differences, please revise to disclose the nature and amount of each item which is included in non-operating expenses under Israeli GAAP, but would be included in operating expenses pursuant to United States GAAP.

Note 18 (b) (1). Consolidated Statements of Operations, page F-47

14. Please tell us how you determined that the weighted average number of shares outstanding was the same for both the basic and diluted earnings per share computations. In this regard, since the conversion feature of your convertible debentures was in the money during fiscal 2004, we would expect weighted average shares outstanding for purposes of the diluted calculation to include assumed conversion of these debentures, after application of the if-converted method. Please advise.

15. Please revise this reconciliation, as well as your balance sheet/shareholders` equity reconciliation to present adjustments for fixed assets on a gross basis with separate disclosure of the amounts related to accumulated depreciation.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Emanuel Avner
Blue Square-Israel LTD.
September 8, 2005
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